Exhibit 99.2

ASX/News Release

AVITA Medical Announces Listing on Nasdaq

Trading of American Depository Shares to begin under the ticker symbol “RCEL” on October 1st

Valencia, Calif., USA, and Melbourne, Australia, 30 September, 2019 — AVITA Medical (ASX: AVH, NASDAQ: RCEL), a regenerative medicine company with a technology platform positioned to address unmet medical needs in therapeutic skin restoration, announced that its American Depositary Shares (“ADS”) have been approved to list on the Nasdaq Capital Market (Nasdaq). Trading is to begin on Tuesday, October 1, 2019, under the ticker symbol “RCEL”.

AVITA Medical’s common stock will continue to trade uninterrupted on the Australian Stock Exchange (ASX) under the symbol “AVH.” Shareholders of AVITA Medical’s ADS previously traded on the U.S. OTC market under the symbol “AVMXY” do not need to take any action as the “AVMXY” shares will automatically move to the Nasdaq Capital Market and trade under the “RCEL” ticker symbol.

“Our listing on Nasdaq is an exciting next step for AVITA Medical. It builds on our established ASX shareholder base and provides broader access to investors in the United States and worldwide,” said Dr. Michael Perry, AVITA Medical’s Chief Executive Officer. “Following the robust uptake and adoption of our RECELL® System by U.S. burn centers, we view the trading of our American Depositary Shares on the Nasdaq as a natural extension of our growth plan.”

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About AVITA Medical Limited

AVITA Medical is a regenerative medicine company with a technology platform positioned to address unmet medical needs in burns, chronic wounds, and aesthetics indications. AVITA Medical’s patented and proprietary collection and application technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing a REGENERATIVE EPIDERMAL SUSPENSION™ (RES™), an autologous suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is then sprayed onto the areas of the patient requiring treatment.

AVITA Medical’s first U.S. product, the RECELL® System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018. The RECELL System is indicated for use in the treatment of acute thermal burns in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin™ Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns, while significantly reducing the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with autografts depending on the depth of the burn injury. Compelling data from randomized, controlled clinical trials conducted at major U.S. Burn Centers and real-world use in more than 8,000 patients globally, reinforce that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings. Healthcare professionals should read the INSTRUCTIONS FOR USE - RECELL® Autologous Cell Harvesting Device (https://recellsystem.com/) for a full description of indications for use and important safety information including contraindications, warnings and precautions.

In international markets outside of Europe, our products are marketed under the RECELL System brand to promote skin healing in a wide range of applications including burns, chronic wounds and aesthetics. The RECELL System is TGA-registered in Australia, CFDA-cleared in China, and received CE-mark approval in Europe.

To learn more, visit www.avitamedical.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This letter includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “intend,” “could,” “may,” “will,” “believe,” “estimate,” “look forward,” “forecast,” “goal,” “target,” “project,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning and the use of future dates. Forward-looking statements in this letter include, but are not limited to, statements concerning, among other things, our ongoing clinical trials and product development activities, regulatory approval of our products, the potential for future growth in our business, and our ability to achieve our key strategic, operational and financial goal. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Each forward-looking statement contained in this letter is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the timing of regulatory approvals of our products; physician acceptance, endorsement, and use of our products; failure to achieve the anticipated benefits from approval of our products; the effect of regulatory actions; product liability claims; risks associated with international operations and expansion; and other business effects, including the effects of industry, economic or political conditions outside of the company’s control. Investors should not place considerable reliance on the forward-looking statements contained in this letter. Investors are encouraged to read our publicly available filings for a discussion of these and other risks and uncertainties. The forward-looking statements in this letter speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

FOR FURTHER INFORMATION:

U.S. Media

Sam Brown, Inc.

Christy Curran

Phone +1-615.414.8668

christycurran@sambrown.com

O.U.S Media

Monsoon Communications

Sarah Kemter

Phone +61 (0)3 9620 3333

Mobile +61 (0)407 162 530

sarahk@monsoon.com.au

Investors: Westwicke Partners Caroline Corner Phone +1-415-202-5678 caroline.corner@westwicke.com

PR 20190930

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